Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	For the years ended December 31,

	2002	2001	2000	1999	1998

Earnings:
Pre-tax income from operations before adjustment for income or loss from equity investees	$175,300	$170,505	$135,462	$75,851	$54,272
Fixed charges	74,659	71,750	70,112	67,292	50,980
Plus: amortization of capitalized interest	20,940	18,443	14,233	15,759	15,593
Plus: distributed income (loss) from equity investees	2,916	6,656	2,968	1,884	1,035
Less: capitalized interest	(38,093)	(33,158)	(37,600)	(38,163)	(29,594)

Earnings available for fixed charges	$235,722	$234,196	$185,175	$122,623	$92,286
Fixed charges:
Interest incurred, both expensed and capitalized	$66,345	$63,328	$62,100	$60,503	$44,993
Debt issue cost amortization in the period	3,290	3,919	4,630	4,522	3,628
Rental expense representative of interest factor	5,024	4,503	3,382	2,267	1,308
Perferred stock dividend	—	—	—	—	1,051

Fixed charges	$74,659	$71,750	$70,112	$67,292	$50,980
Ratio of earnings to fixed charges	3.16	3.26	2.64	1.82	1.81